Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

DAIICHI SANKYO to Invest in the Healthcare Venture Fund

DAIICHI SANKYO COMPANY, LIMITED (hereinafter “DAIICHI SANKYO”) has announced that in order to improve its approaches to US and European life science companies and strengthen its research and development activities, it has decided to invest in the healthcare venture fund.

The healthcare venture fund DAIICHI SANKYO has announced to invest this time (the “Second Fund”) is the successor fund of the healthcare venture fund that Sankyo invested in 2003 as part of its strategy to improve its information gathering activities (the “First Fund”). Sankyo obtained various outcomes to assess the possibility of in-license such as CS-9803 (KAI Pharmaceuticals Inc.) and co-development through the information from the First Fund.

It is expected that through the capabilities of First and Second Funds as well as Thomas Weisel Partners LLC (“TWP”) it will be possible for DAIICHI SANKYO to obtain targets and technology for innovative drug discovery.

DAIICHI SANKYO will be granted various preferential exclusive rights. Included in such preferential rights are guarantee of status as a sole pharmaceutical partner participating in the Fund, preferential rights for co-investment (note 1), and guarantee of position in the Advisory Board. These preferential rights will help DAIICHI SANKYO acquire detailed information about portfolio companies and seek partners for its R&D activities in the early stage.

Note 1

Preferential rights for co-investment: The detailed information about portfolio companies will be provided to DAIICHI SANKYO, and DAIICHI SANKYO will be granted the co-investment rights on a preferentially.

Note 2

Advisory Board: The Fund will have an Advisory Board comprised of three to four members selected by the General Partner to review certain conflict of interest matters and the General Partner’s evaluation of Fund of portfolio securities.

Details of the Fund

Name of the Fund:

Kearney Venture Partners 2006 L.P. (a limited partnership to be established in Delaware, U.S.)

Members:

Main members are listed below;

1.	General Partner: Kearney Venture Associates L.L.C.

2.	Initial Limited Partners: DAIICHI SANKYO , and other investors

Term:

10 years

Capital contribution:

$180 million at the maximum

DAIICHI SANKYO’s investment amount:

$60 million

TWP

Established in October 1998 by Mr. Thomas Weisel in San Francisco. TWP’s main business includes brokerage, research and investment banking services focusing on emerging growth sectors in the U.S and healthcare sectors. Their offices are located in San Francisco, Silicon Valley, New York, Boston, London and Mumbai.

Kearney Venture Associates L.L.C.

Established in August 2006 by former members of TWP’s Private Equity Division who were managing and investing in healthcare venture funds. Kearny will continue their partnership with TWP. Their main business includes formation and management of funds mainly focusing on the healthcare sector. Their office is located in San Francisco.